

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Michael O'Connor
Chief Executive Officer
Rainmaker Worldwide Inc.
271 Brock Street
Peterborough, Ontario Canada K9H 2P8

> **Re: Rainmaker Worldwide Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 24, 2021**
> **File No. 000-56311**

Dear Mr. O'Connor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10 filed September 24, 2021

Item 1. Business, page 3

1. We note your revisions in response to prior comment 2. Please clarify what you man by the disclosure that "locations have been identified and operating plans defined."

Financial Statements
Report of Independent Registered Public Accounting Firm , page F-2

2. We note your auditor included an explanatory paragraph for substantial doubt about the company's ability to continue as a going concern. Please have your auditor revise the report to include the explanatory paragraph immediately following the opinion paragraph according to the guidance under paragraphs 12 and 13 of PCAOB AS 2415 in an amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at (202) 551-3645 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arthur Marcus